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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Distribución & Servicio D&S S.A.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. None		Page 2 of 30

1.	Name of Reporting Person: Servicios Profesionales y de Comercialización S.A. I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:	(a) ☑ (b) ☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power: 2,305,831,496

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 2,305,831,496

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,305,831,496

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):	☐

11.	Percent of Class Represented by Amount in Row (9): 35.37%

12.	Type of Reporting Person: CO

13G
CUSIP No. None		Page 3 of 30

1.	Name of Reporting Person: Empresas Almac S.A. I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:	(a) ☑ (b) ☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power: 599,758,172

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 599,758,172

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 599,758,172

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):	☐

11.	Percent of Class Represented by Amount in Row (9): 9.20%

12.	Type of Reporting Person: CO

13G
CUSIP No. None			Page 4 of 30

1.	Name of Reporting Person: Future Investments S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 525,414,236

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 525,414,236

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 525,414,236

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 8.06%

12.	Type of Reporting Person: CO

13G
CUSIP No. None			Page 5 of 30

1.	Name of Reporting Person: Servicios e Inversiones Trucha S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 480,195,104

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 480,195,104

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 480,195,104

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 7.36%

12.	Type of Reporting Person: CO

13G
CUSIP No. None			Page 6 of 30

1.	Name of Reporting Person: International Supermarket Holdings S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 188,656,700

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 188,656,700

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 188,656,700

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 2.89%

12.	Type of Reporting Person: CO

13G
CUSIP No. None			Page 7 of 30

1.	Name of Reporting Person: Inversiones Miramar Tres Limitada		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 19,007,676

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 19,007,676

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,007,676

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 0.29%

12.	Type of Reporting Person: CO

13G
CUSIP No. None			Page 8 of 30

1.	Name of Reporting Person: Nicolás Ibáñez Scott		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 527,424,712 (1)

		6.	Shared Voting Power: 3,113,254,044 (2)

		7.	Sole Dispositive Power: 527,424,712 (1)

		8.	Shared Dispositive Power: 3,113,254,044 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,640,678,756 (2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 55.83%

12.	Type of Reporting Person: IN

(1)	Represents shares beneficially owned or controlled directly or indirectly through a series of entities affiliated with Mr. Nicolás Ibáñez Scott as more fully set forth in Items 2 and 4 below.

(2)	Represents shares beneficially owned or controlled directly or indirectly through a series of entities affiliated with Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott as more fully set forth in Item 4 below.

13G
CUSIP No. None			Page 9 of 30

1.	Name of Reporting Person: Felipe Ibáñez Scott		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 480,195,104 (1)

		6.	Shared Voting Power: 3,113,254,044 (2)

		7.	Sole Dispositive Power: 480,195,104 (1)

		8.	Shared Dispositive Power: 3,113,254,044 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,593,449,148 (2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 55.11%

12.	Type of Reporting Person: IN

(1)	Represents shares beneficially owned or controlled directly or indirectly through a series of entities affiliated with Mr. Felipe Ibáñez Scott as more fully set forth in Items 2 and 4 below.

(2)	Represents shares beneficially owned or controlled directly or indirectly through a series of entities affiliated with Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott as more fully set forth in Item 4 below.

Item 1(a). Name of Issuer:

     Distribución y Servicio D&S S.A.

Item 1(b). Address of Issuer’s Principal Executive Offices:

     Av. Presidente Eduardo Frei Montalva 8301
     Quilicura
     Santiago, Chile

Item 2(a). Name of Person Filing:

     The following persons are filing together as the “D&S Control Group”:

     (1) Servicios Profesionales y de Comercialización S.A.;

     (2) Empresas Almac S.A.;

     (3) Future Investments S.A.;

     (4) Servicios e Inversiones Trucha S.A.;

     (5) International Supermarket Holdings S.A.;

     (6) Inversiones Miramar Tres Limitada;

     (7) Nicolás Ibáñez Scott; and

     (8) Felipe Ibáñez Scott.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     c/o D&S Control Group
     Distribución y Servicio D&S S.A.
     Av. Presidente Eduardo Frei Montalva 8301
     Quilicura
     Santiago, Chile

Item 2(c). Citizenship:

     Servicios Profesionales y de Comercialización S.A. – Republic of Chile
     Empresas Almac S.A. – Republic of Chile
     Future Investments S.A. – Republic of Chile
     Servicios e Inversiones Trucha S.A. – Republic of Chile
     International Supermarket Holdings S.A. – Republic of Chile
     Inversiones Miramar Tres Limitada – Republic of Chile
     Nicolas Ibáñez Scott – Republic of Chile
     Felipe Ibáñez Scott – Republic of Chile

Item 2(d). Title of Class of Securities:

     Common Stock, no par value

Item 2(e). CUSIP Number:

     None

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4. Ownership.

(a)	Amount beneficially owned:

The D&S Control Group and its members together beneficially own or control directly or indirectly 4,120,873,860 shares of the identified class of securities representing 63.2% of the 6,520,000,000 shares of common stock of Distribución y Servicio D&S S.A. The percentage ownership represented by these shares declined in 2004 due to the issuance in August and September 2004 by Distribución y Servicio D&S S.A. of 250,000,000 shares of common stock as well as certain purchases and dispositions by members of the D&S Control Group. In December 2004, Distribución y Servicio D&S S.A. carried out a one-to-four stock split. The D&S Control Group has the shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of the identified class of securities that may be deemed to be beneficially owned by Servicios Profesionales y de Comercialización S.A., Empresas Almac S.A., Future Investments S.A., Servicios e Inversiones Trucha S.A., International Supermarket Holdings S.A. and Inversiones Miramar Tres Limitada, as well as shares of the identified class of securities that may be held directly by Messrs. Nicolás and Felipe Ibáñez Scott.

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

     (i)       Sole power to vote or to direct the vote:

See Item 5 of each cover page.

     (ii)       Shared power to vote or to direct the vote:

See Item 6 of each cover page.

     (iii)       Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

     (iv)       Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     See Exhibit 1.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERVICIOS PROFESIONALES Y DE COMERCIALIZACIÓN S.A.
By:	/s/ Rodrigo Cruz Matta
	Name:	Rodrigo Cruz Matta
	Title:	Executive Officer

Dated: February 9, 2005

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPRESAS ALMAC S.A.
By:	/s/ Rodrigo Cruz Matta
	Name:	Rodrigo Cruz Matta
	Title:	Executive Officer

Dated: February 9, 2005

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUTURE INVESTMENTS S.A.
By:	/s/ Rodrigo Cruz Matta
	Name:	Rodrigo Cruz Matta
	Title:	Executive Officer

Dated: February 9, 2005

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERVICIOS E INVERSIONES TRUCHA S.A.
By:	/s/ Ricardo Mendoza Vivanco
	Name:	Ricardo Mendoza Vivanco
	Title:	Executive Officer

Dated: February 9, 2005

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL SUPERMARKET HOLDINGS S.A.
By:	/s/ Ricardo Mendoza Vivanco
	Name:	Ricardo Mendoza Vivanco
	Title:	Executive Officer

Dated: February 9, 2005

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVERSIONES MIRAMAR TRES LIMITADA
By:	/s/ Ricardo Mendoza Vivanco
	Name:	Ricardo Mendoza Vivanco
	Title:	Executive Officer

Dated: February 9, 2005

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NICOLÁS IBÁÑEZ SCOTT
By:	/s/ Rodrigo Cruz Matta
	Name:	Rodrigo Cruz Matta
	Title:	Attorney in Fact

Dated: February 9, 2005

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FELIPE IBÁÑEZ SCOTT
By:	/s/ Rodrigo Cruz Matta
	Name:	Rodrigo Cruz Matta
	Title:	Attorney in Fact

Dated: February 9, 2005